

May 14, 2012

Via E-mail
Mr. Ira Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, New York, 11747

      Re: **The Hain Celestial Group, Inc.**
               Form 10-K for the Fiscal Year ended June 30, 2011
               Filed August 29, 2011
               Response Letter dated April 4, 2012
               File No. 0-22818

Dear Mr. Lamel:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2011

Financial Statements

Note 18 – Segment Information, page 67

1.   We have read your response to prior comment one, regarding your view of having a single reportable operating segment. We understand that you disregarded certain details in the various reports that are routinely provided to your CODM in formulating your position, reasoning that such details, while reviewed by your CODM, are not utilized in making decisions about resources to be allocated or to assess performance.

        However, you explain that these details, including measures of profitability for several product and regional groups, are utilized to facilitate discourse within your organization and with investment analysts. We also understand that these details are included with the reporting package submitted to your board of directors, and that there is a high level of communication between your CODM and those responsible for resource allocation.

We have consulted with our Division's Office of Chief Accountant concerning your situation, and believe that you will need to separately identify operating segments consistent with FASB ASC 280-10-50-1. For example, the categories of grocery and snacks, personal care, celestial tea, Canada and Europe, each appear to constitute operating segments; to include the corresponding acquisitions.

If you believe that your operating segments can be aggregated pursuant to FASB ASC 280-10-50-11, or do not surpass quantitative thresholds, please submit the qualitative and quantitative analyses underlying your view. Otherwise, to the extent that aggregation is not possible, for operating segments which are also reportable segments, submit the revisions necessary to comply with FASB ASC 280-10-50.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief